

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2012

<u>Via Email</u>
Mr. Brian Hammond
Chief Executive Officer
Superior Venture Corp.
Suite 220-2 Old Brompton Road
South Kensington, London SW7 3DQ

> **Re: Superior Venture Corp.**
> **Form 8-K**
> **Filed November 9, 2012**
> **File No. 001-35316**

Dear Mr. Hammond:

　　We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

　　　　　　　　Sincerely,

　　　　　　　　/s/Craig Arakawa

　　　　　　　　Craig Arakawa
　　　　　　　　Staff Accountant
　　　　　　　　Office of Beverages, Apparel and
　　　　　　　　Mining